INVEST IN **UNITY WELLNESS CO**

The Functional Beverage That Helps You Calm The F* Down


INVEST

unitywellness.co   Nashville TN

Food | Health and Fitness | Social Impact | Eating and Drinking

LEAD INVESTOR

Max Silvert

NORTH PROJECT LLC We're an investment company, That makes investments in all kinds of growing industries and different markets. We tried to make focus on potential start-ups but also unique opportunities. We're also real state Investors. We picked Unity Wellness Co because Unity checks all the boxes. We think the company has 1 step forward over any other competitors. Products are selling in all many states. Agreements with distributors are working great, and the best, all Unity's products have an excellent approval!! With a good administration, the sky is the limit.

Invested $300,000 this round & $1,000,000 previously

Highlights

1. 💰 Raised $1.1MM in 2020 after successful proof-of-concept

2. 💥 Distribution in 1500+ locations nationwide

3. 🤝 Partnered with 21 leading distributors

4. 💪 Lean team of 5 people, minimal overhead

5. 💫 $2.42MM projected revenue in 2022 (not guaranteed)
4. 💪 Lean team of 5 people, minimal overhead

5. 💫 $2.42MM projected revenue in 2022 (not guaranteed)

6. 📈 Our market is expected to reach $2.8B globally by 2025

Our Team



Alex Valley CEO + Founder

3X founder. 2 exits; left 3rd to start UNITY.

UNITY is more than just a brand. It's a movement. While that's a lot to tout, we are just getting started. We are working to create a community around the brand and open the door for discussions on mental health.



Phene Wardlaw CMO + Founder

Experienced marketing and ecomm professional with a successful background in tech-enabled consumer goods.



Marcus Mitson VP of Sales

Highly aggressive, results-oriented sales leader with 20 years of experience selling wine, spirits, and consumer package goods (including competing beverages).



Raquel Victoria Director of Sales

Rocky has held sales roles across the finance, marketing, and restaurant supply space. She used her experience to quickly become the top producer and eventually the Director of Sales.



Lewis and Robyn Robinovitch Co-Creative Leads

Creative agency and graphic design agency owners, respectively. 20+ combined years of experience with some of the largest companies in the world.



Zak Cosman Advisor + Founder

Marketing agency executive leading the AB-InBev account, among others. Co-founder of an experiential marketing agency.

We make functional beverages & protein bars 🌱













Hi, we're UNITY. We make drinks and protein bars that aim to reduce stress and anxiety with the help of 30mg extract and three powerful adaptogens. We raised $1.1M in Nov. 2020 following successful POC validation. In 2021, we partnered with **21 leading regional distributors, including RNDC**, and UNITY is now sold in over **1,500 retail stores** nationally. To support this growth, we've hired a dynamic sales team of 10 leveraging commission payouts over salary.

Retailer feedback has been overwhelmingly positive. We lead on taste and effect. We are the top sellers in the category, on average.


Our Drinks
• Infused with 30mg CBD + adaptogens (Ashwagandha, Ginkgo Biloba & Rhodiola Rosea)
• Light & refreshing, real fruit juice base, incredible taste
• Only 25-30 calories and 6-7g sugar per bottle
• Environmentally friendly, recyclable premium glass bottle with aluminum cap
• $4.99 - $5.99 retail price point
• UNITY offers two CBD-infused products: drinks (95% of business) and protein bars (5% of business).
UNITY


UNITY x Hard Truth at the Bode Hotel Nashville
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Our Bars
• 20mg hemp CBD


UNITY
20mg CBD

Chocolate Peanut Butter


UNITY
20mg CBD

Dark Chocolate Coconut

- 15g fiber
- No added sugar
- Vegan | Gluten-Free | Soy-Free
- Only 6g sugar per bar, all from dates, 0g added
- $4.49-$4.99 retail price point
- 3 additional SKUs ready for release

UNITY

Distribution Partnerships

UNITY currently has 22 regional distribution partnerships across the US, and counting.

Below is a map of distribution (orange) and store (U) reach as on July 2021.


United States

Notable Distributors

- **RNDC.** The second -argest alcohol distributor in the entire US covering 37 states.
- **Charlie's Produce.** Distributing to every grocery store across 10 states in the Northwest.
- **Lipman Brothers.** The largest distributor in all of Tennessee distributing to every key store.
- **Imperial Beverage.** The largest distributor in all of Michigan distributing to every key store.
- **Harbor Wholesale.** The go-to convenience distributor in the Northwest.
- **Braun Distributing.** An Anheuser Busch distributor helping us build our relationship with corporate.
- **UNITY is the first CBD consumable carried by the distributors listed above, less Imperial Beverage.**

Key Regional Accounts

Looking Ahead

- With support from regional broker partners – including Tenace Consulting and Empire City Builders - UNITY has already lined up 7 new key accounts set to launch in Q2, representing an incremental 400+ stores (see list to the right).
- UNITY is actively engaged in discussions with buyers from several top national accounts to be front of the line when national legalization happens.

Current Key Accounts

- Erewhon
- Supervalu
- Berkeley Bowl
- ABC Fine Wine
- Royal Blue Grocery
- Westside Market
- Pete's Fresh Market
- Grain and Berry
- Plum Market
- Caputos
- 7-Eleven
- American Shaman
- Reid's Fine Foods
- The Turnip Truck
- Valli Produce
- Earth Fare

Launching Q2 2022:

- Marriott (A Loft and Moxy locations)
- Tops Market
- Wegmans
- Total Wine and Spirits
- Better Health Markets
- Tony's Fresh Market
- Butera Market
- Red Apple
- Thriftway
- Stinkers
- Sprouts

Retail Partnerships

UNITY is currently listed in over 1,500 retail stores across the US, with significant white space and runway for expansion.

Current Situation	Growth Plan
Current store count represents only 10% of the	UNITY's distributor network feels confident in significantly

store universe that UNITY's distributors call on.	closing this gap over the coming months as CBD food & beverages continue to become more mainstream.
70% of UNITY's current retailers are in California, Florida, Illinois, New York and Texas.	Commission-based sales rep ramp up planned in several high potential states to super-charge store growth (Colorado, Washington, Oregon, Arizona, Tennessee, Massachusetts, New York, and Georgia)
Independent stores account for 85% of UNITY's current distribution, with early momentum and runway for growth in regional key accounts.	Leverage regional broker partners to expand focus on key account growth.

GO-TO-MARKET STRATEGY


UNITY's strategy is built around the multiple regulatory stages anticipated to take place over the next 12-24 months:
Pre-regulation (current state)
Regulation announced
Major retailers and distributors select CBD food & beverage brands to carry
Major CPG players make acquisitions of leading CBD brands
Strategy: Go wide. Maximize partnerships across the US to become an obvious 'Top 3' CBD consumables brand in advance of category regulation.

Despite the passing of the 2014 Farm Bill, the FDA has not yet regulated food & beverages in our industry. Once this happens we expect the category to boom exponentially. We are using the grey area to our advantage; building the go-to brand with the goal of an acquisition at the time of regulatory certainty.


Unwind with UNITY
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The UNITY Brand


Bright/edgy
Instagram aesthetic


CBD + Health:
Functional ingredients
with CBD as the hero
Brand Positioning:
calm + focus,
with an edgy/witty
brand voice
UNITY
Clean and recognizable
brand logo
Vibrant Pantones
that pop on shelf
UNITY
30mg Hemp
Nutrition Facts
Calories 30
Blueberry Lavender
Time to Unwind
Need a drink?


1-800- unwind
1-800- unwind
1-800- unwind
UNITY


FIESTA

MARKETING STRATEGY







PRODUCT SAMPLING

Drive trial and conversion through regular in-store demos at key stores nationally, plus experiential / street sampling in high-traffic locations.

SOCIAL MEDIA

Partner with UNITY's growing network of influencers to create ongoing UGC and drive brand awareness, engagement & trial through Instagram and Tiktok.

SHOPPER MARKETING

Develop, merchandise, and maintain unique retail POS tools at every store to enhance visibility of our vibrant eye-catching packaging on shelf.

MANAGEMENT TEAM



Alex Valley
Founder & CEO

After founding and selling two previous startups, Alex founded UNITY and bootstrapped to 500 stores before raising $1MM.

Alex has personal connections to over 500 social influencers in the health and wellness space--some with millions of followers.

Zak Cosman
Founder & Advisor

Marketing agency executive, leading Anheuser-Busch InBev account for 15+ years, co-founder of an experiential marketing company, and a passionate entrepreneur.

Phene Wardlaw
Partner & CMO

After leading eCommerce for a designer clothing company, Phene championed sales and marketing efforts at a tech-enabled CPG marketplace.

Lewis Robinovitch & Robyn Cambruzzi
Creative Leads

As the owner of a full-service creative, graphics, and web agency for the past 10+ years, Lewis has a vast range of expertise in all things design.

Robyn is the associate creative director at one of the largest marketing agencies in North America.

Marcus Mitson
VP of Sales

As a former sales manager at VYBES, Beatbox, and RIPE, Marcus has the industry experience and category knowledge to cement UNITY as the number one CBD beverage.

Rocky Powell
Director of Sales

Rocky has held sales roles across the finance, marketing, and restaurant supply space. She used her experience to quickly become the top producer and eventually the Director of Sales.

Tenace Consulting

National DSD and key account sales execution from a team of 6. Previously at Red Bull, Neuro, E&J Gallo. Relationships with Safeway, Wholefoods, Albertsons, Bristol Farms, KeHE, UNFI, DPI, Nature's Best, and more.

Empire City Brand Builders

NYC Execution. Having previously worked with Recess, VYBES, Cloud Water,Aurora Elixirs, Poppi, Harmless Harvest, Big Geyser, Rainforest, and more.

You can't spell community without UNITY. In 2018 we started the company with the goal of bringing stress relief to the masses in a user-friendly drink that tastes and looks good. But it quickly became something bigger. It opened the door to conversations about the unity of mental and physical health.

Gross Margin Projections

A very high margin category, with significant growth as volume scales.

Current Gross Margins			
Product	COGS (MOQ)	Distributor Margin	DTC Margin
Wellness Beverages (12pk case)	$15.96 / case	60.00%	80.97%
Protein Bars (7pk case)	$8.12 / case	49.22%	76.77%

Gross Margins at 4x scale (Q1 2022 target)			
Product	COGS (4x scale)	Distributor Margin	DTC Margin
Wellness Beverages (12pk case)	$11.40 / case	71.50%	86.41%
Protein Bars (7pk case)	$5.60 / case	64.98%	83.98%

Forward looking projections cannot be guaranteed.

Investor Perks, aka Even More of a Reason to Invest in UNITY

INVESTOR PERKS

$250

LEVEL 1

+ 30% off code for all online orders

$500

LEVEL 2

+ Buy two cases, get one case free code for all online orders

$1,000

LEVEL 3

+ Personal 50% off code for all online orders
+ 10% off referral code

$5,000

LEVEL 4

+ 60% off code for all online orders
+ free apparel welcome pack (4 items)
+ 25% off referral code
+ Free tickets to our monthly party

$10K

LEVEL 5

+ Free Indefinite Subscription
+ $500 store credit to use or gift a friend
+ Free apparel welcome pack (8 items)
+ 30% off referral code
+ 2 Free tickets to our monthly party

$50K

LEVEL 6

+ Free Indefinite Subscription
+ $2,000 store credit to use or gift
+Free apparel welcome pack (12 items)
+ 40% off referral code
+ 4 Free tickets to our monthly party

$100K

LEVEL 7

+ Monthly update call with the team
+ An entire pallet delivered to your door...that's **114 cases!!**
+ Indefinite Subscription, $4,000 store credit to use or gift
+ Free apparel welcome pack (16 items)
+ 40% off referral code
+ 10 Free tickets to our monthly party

$250K

LEVEL 8

+ Monthly update call with the team
+ A seat on our advisory board
+ A pallet of all 6 beverages delivered to your door...that's 684 cases!
+ Indefinite Subscription
+ $5,000 store credit
+ Free apparel welcome pack (20 items)
+ 40% off referral code
+ Unlimited tickets to our monthly party!


THANK U
UNITY
30mg Hemp